January 10, 2011

VIA EDGAR

Mr. Andrew Mew
U.S. Securities and Exchange Commission
Division of Corporation Finance
150 F Street N.E.
Washington, D.C.     20549

Re:	China Premium Lifestyle Enterprise, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and
September 30, 2010
File No. 333-120807

Dear Mr. Mew:

Please find below our responses to the Staff’s supplementary comment letter dated December 14, 2010.  The full text of each comment is reproduced in its entirety for convenience of review.

Form 10-K for the Fiscal Year. Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 37

1.
We note your response to prior comment seven from our letter dated October 20, 2010 as to the availability under the trade finance facility.  Please explain to us and revise your disclosure to more clearly describe the nature of the “enhancement” you discuss related to trade finance facilities.  Show us what your disclosure will look like revised.

Response to Comment No. 1:

In light of the Staff’s comment, we propose to expand our disclosure as reflected below in bold:

CASH FLOWS FROM INVESTING ACTIVITIES

For the year ended December 31, 2009 we expended net cash of approximately $2,572,000 in investing activities mainly for the acquisition of property and equipment to support the development of the motor business.  The increase in the acquisition of property and equipment was due to the inauguration of our second 3S centre in the third quarter of 2009.  For the year ended December 31, 2008, we expended net cash of approximately $4,797,000 in investing activities, including an increase of approximately $3,273,000 in restricted cash for the trade finance facilities enhancement in order to support the growth of our business and approximately $1,862,000 for the purchase of property and equipment, offset by approximately $338,000 in proceeds from disposal of property and equipment.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
January 10, 2011

“Trade finance facilities” refers to our bank borrowings and stocking loans disclosed in the notes to the Company’s financial statements.  The enhancement to our trade finance facilities represents the increase in the amount of those facilities provided by our lender in order to support the growth of our business.

All of our trade finance facilities are provided by banks.  These facilities may include letters of credit, invoice financing, trust receipt loans and stocking loans.  For December 31, 2009 and September 30, 2010, the total unutilized trade finance facilities amount was approximately $3.9 million and $3.4 million, respectively.

2.
We note your response to prior comment eight from our letter dated October 20, 2010 regarding the various sources of your auto financings.  Please revise future filings to clarify that all of your stocking loans are provided by banks.

Response to Comment No. 2:

We note the Staff’s further comment and we will reflect revised disclosure in our future filings accordingly.

3.
We note your response to prior comment nine from our letter dated October 20, 2010 regarding an expanded discussion of your liquidity on both a short-term and long-term basis.  You state you have sufficient liquidity to meet currently anticipated needs however please expand your disclosure to also address how you will meet liquidity needs on a long-term basis in future filings.  Refer to Instruction 5 to Item 303(a) of Regulation S-K.

Response to Comment No. 9:

We have noted the Staff’s comment and we will reflect expanded disclosure in our future filings accordingly. The proposed modifications in our future disclosure, in addition to our response to the Staff’s prior comment nine from the Staff’s letter dated October 20, 2010, are indicated below in bold:

As indicated in the table below, at December 31, 2009, we had approximately $4.0 million of cash and cash equivalents and approximately $12.1 million of debt. Debt is comprised of approximately $11.2 million of short-term debt, including approximately $5 million in bank borrowings, approximately $5.4 million in stocking loans, approximately $0.5 million in unsecured bank borrowings, approximately $0.3 million in other loans and approximately $0.9 million in long-term debt. The long term debt represents unsecured bank borrowings which mature in 2012.  The additional long-term debt is used for our general working capital purposes.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
January 10, 2011

At December 31	2009	2008

Total Debt	$12,141,766	$9,935,435
Less: Cash and cash equivalents	3,982,214	5,827,132
Net Debt	$8,159,552	$4,108,303

Cash and cash equivalents at December 31, 2009 totaled approximately $4.0 million, with cash flows from financing activities of approximately $2.3 million. At December 31, 2008, cash and cash equivalents totaled approximately $5.8 million, with cash flows from financing activities of approximately $3.3 million.  Cash balances were higher due to the help of cash flow from operating activities and cash flow from financing activities of approximately $0.7 million and $3.3 million, respectively. We have sufficient liquidity to meet currently anticipated needs, including capital expenditures and working capital requirements.

Included in our current liabilities at December 31, 2009 of approximately $24.3 million were non-refundable customer deposits.  Our long term liquidity needs are met through funds generated from our normal course of operations, including the deposits placed in advance by our customers in order to secure their new car orders.  These deposits are recorded as income upon delivery of the car to and acceptance of the car by the customer.

Various of our assets and liabilities, including cash and short-term debt, can fluctuate significantly from month to month depending on short-term liquidity needs. Working capital (defined as current assets minus current liabilities) totaled $0.6 million current liabilities in excess of current assets at December 31, 2009, compared with $7.9 million at December 31, 2008. Working capital decreases were attributable to declines in cash and cash equivalents and increases in short-term debt and deposits received from customers.

Item 8. Financial Statements and Supplementary Data

Audited Consolidated Financial Statements – China Premium Lifestyle Enterprise Inc. and Subsidiaries

Item 9A. Controls and Procedures, page 40

4.
We note your response to prior comment 20 from our letter dated October 20, 2010 regarding the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Please tell us what relevant education and on-going training these individuals have had relating to U.S. GAAP and describe further their professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response to Comment No. 4:

We note the Staff’s comment and have expanded the response previously provided as indicated below in bold:

Mr. Andrew Mew
U.S. Securities and Exchange Commission
January 10, 2011

The person primarily responsible for preparing the Company’s financial statements has been a Certified Public Accountant in Hong Kong since 2001 and worked for nine years as a staff accountant in a U.S. company listed on the New York Stock Exchange.  In that employment the person received periodic training relating to U.S. GAAP and specialized in preparing company financial statements in accordance with U.S. GAAP.  The person was responsible for the following tasks:

•	preparation of monthly financial statements in accordance with U.S. GAAP,
•	participation in preparation of SEC periodic filings;
•	participating as the “Control Tester” in internal control testing performed in accordance with Section 404 of the Sarbanes-Oxley Act; and
•	liaising with the internal and external auditors for Sarbanes-Oxley Section 404 compliance.

The person also became familiar with procedures for reporting to internal auditors and external auditors in relation to the Sarbanes-Oxley Act, and completed employer-provided training regarding such procedures.  This person has entered into an employment agreement with the Company.

The person primarily responsible for supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial reporting holds a degree in accountancy from a Hong Kong university, which was obtained in 2000, and has been a Certified Public Accountant (U.S.) since 2007.  This person has entered into an employment agreement with the Company and has over 10 years of experience in financial management, including auditing and accounting for listed companies in Hong Kong, Singapore and the United Kingdom, in addition to such person’s experience with the Company.  This person’s experience with U.S. GAAP and SEC reporting includes:

•	review of the financial statements, quarterly and annual filings prepared in accordance with U.S. GAAP and SEC reporting requirements;
•	liaison with SEC staff, lawyers, tax consultants and other professional advisors regarding compliance of SEC rules and regulations.

Both the preparer and the reviewer comply with the requirements of Continuing Professional Development Programme in accordance with the International Federation of Accountants International Education Standard for Professional Accountants 7.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
January 10, 2011

Your prompt attention to this filing would be greatly appreciated.  Please contact us with any further questions.  Thank you.

Sincerely,

/s/Joseph Tik Tung WONG

Joseph Tik Tung WONG
Chief Financial Officer, Secretary and Treasurer

cc:  Loretta A. Damron, Esq.